[redacted]

3/8/14
KW

14046461

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 50682

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section
FEB 26 2014
Washington DC
191

FEB 28 2014

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Goelzer Investment Management, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

111 Monument Circle, Suite 502
(No. and Street)

Indianapolis	Indiana	46206
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Debra Rynerson — (317) 264 - 2614
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kehlenbrink, Lawrence & Pauckner
(Name - *if individual, state last, first, middle name*)

6296 Rucker Road, Suite G	Indianapolis	Indiana	46220
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/14/14

OATH OR AFFIRMATION

I, Gregory W. Goelzer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Goelzer Investment Management, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Gregory W. Goelzer, CEO
Title

STATE OF: Indiana
COUNTY OF: Hendricks

Before me the undersigned, a Notary Public for Hendricks County, State of Indiana, personally appeared Gregory W. Goelzer and acknowledged the execution of this instrument, this 24 day of Feb, 2014

Signature

Jenise C. Jeffers, Notary Public

JENISE C. JEFFERS
Notary Public, State of Indiana
Hendricks County
Commission # 616082
My Commission Expires
2-28-18

My Commission expires: 02/28/2018

This report ** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Goelzer Investment Management, Inc.

Year Ended December 31, 2013

Financial Report

Kehlenbrink Lawrence & Pauckner
Certified Public Accountants

Goelzer Investment Management, Inc.

Year Ended December 31, 2013

Financial Report

Goelzer Investment Management, Inc.

Table of Contents

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.

Independent Auditors' Report

We have audited the accompanying consolidated financial statements of Goelzer Investment Management, Inc., which comprise the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America. This includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Goelzer Investment Management, Inc. as of December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Report on Supplementary Information
Our audits were conducted for the purpose of forming an opinion on the basic financial statements as a whole. The information contained in the schedules and reports on pages 16 through 24 are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Kehlenbrink, Lawrence & Pauckner

Indianapolis, Indiana
February 20, 2014

Goelzer Investment Management, Inc.

Consolidated Statements of Financial Condition

Assets	December 31, 2013	December 31, 2012
Cash and cash equivalents	$ 1,636,003	$ 1,646,153
Cash segregated under federal regulations	1,041	1,041
Cash deposits with clearing organizations and others	102,563	102,563
Receivable from customers	12,374	2,617
Other receivables	5,700	25,277
Securities owned	694,692	593,624
Property and equipment, net	68,648	63,132
Other assets	58,170	77,331
Total Assets	$ 2,579,191	$ 2,511,738

Liabilities and Shareholders' Equity		
Accounts payable	$ 13,454	$ 17,222
Deposit	-	25,000
Accrued retirement plan expenses	250,048	213,599
Accrued rent	23,185	32,957
Other liabilities	479,636	712,753
Total liabilities	766,323	1,001,531
Shareholders' Equity		
Common stock, no par value	2,417,177	2,124,901
Additional paid-in-capital	454,509	454,509
Retained deficit	(1,058,818)	(1,069,203)
Total shareholders' equity	1,812,868	1,510,207
Total Liabilities and Shareholders' Equity	$ 2,579,191	$ 2,511,738

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Income Statements

	For The Years Ended December 31, 2013	For The Years Ended December 31, 2012
Revenues		
Investment advisory fees	$ 5,914,701	$ 4,974,312
Commissions	1,056,295	1,187,573
Consulting fees	153,741	112,291
Net gains (losses) on firm securities trading accounts	103,170	45,453
Interest	22,483	17,433
Other	33,789	101,690
Total revenues	7,284,179	6,438,752
Operating Expenses		
Employee compensation and benefits	3,841,168	3,209,466
Commissions and floor brokerage	546,722	480,367
Communications	162,827	138,448
Occupancy and equipment rental	341,123	327,879
Promotional costs	109,735	137,293
Interest expenses	704	609
Other operating expenses	542,366	1,018,152
Total operating expenses	5,544,645	5,312,214
Net Income	$ 1,739,534	$ 1,126,538

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statement of Changes in Shareholders' Equity
For the Year Ended December 31, 2013

	Common Stock	Additional Paid-In-Capital	Retained Earnings
Balance December 31, 2011	$ 1,836,511	$ 454,509	$ (557,642)
Net income			1,126,538
Sale of common stock	288,390		
Shareholder distributions			(1,638,099)
Balance December 31, 2012	2,124,901	454,509	(1,069,203)
Net income			1,739,534
Sale of common stock	292,276		
Shareholder distributions			(1,729,150)
Balance December 31, 2013	$ 2,417,177	$ 454,509	$ (1,058,819)

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Consolidated Statements of Cash Flows

	For The Years Ended December 31, 2013	For The Years Ended December 31, 2012
Operating Activities		
Net income	$ 1,739,534	$ 1,126,538
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	21,272	18,966
(Gain) loss on sale of assets	1,173	259
Changes in operating assets and liabilities		
Accounts receivable from customers	(9,757)	(533)
Net change in trading inventory	(101,067)	(119,758)
Other receivables	19,577	6,863
Other assets	19,161	(5,774)
Accounts payable	(3,768)	6,260
Other liabilities	(231,440)	448,552
Net Cash Provided by Operating Activities	1,454,684	1,481,373
Investing Activities		
Proceeds on sale of assets	-	-
Purchase of property and equipment	(27,960)	(3,649)
Net Cash Used in Investing Activities	(27,960)	(3,649)
Financing Activities		
Shareholder distributions	(1,729,150)	(1,638,099)
Sale of common stock	292,276	288,390
Net Cash Used in Financing Activities	(1,436,873)	(1,349,709)
Increase (Decrease) in Cash and Cash Equivalents	(10,150)	128,015
Cash and Cash Equivalents at Beginning of Year	1,646,153	1,518,138
Cash and Cash Equivalents at End of Year	$ 1,636,003	$ 1,646,153

The accompanying notes are an integral part of the financial statements.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2013

Note 1 – Significant Accounting Policies

Description of Business
Goelzer Investment Management, Inc. is a registered broker and dealer. As a securities broker and dealer, the Company is engaged in various securities trading, brokerage, and investment management and advisory activities serving a diverse group of customers. The trading and brokerage activities are provided through the Company's fully-disclosed correspondent relationship with Pershing LLC, a subsidiary of Bank of New York.

Principles of Consolidation
The consolidated financial statements include the accounts of Goelzer Investment Management, Inc. and its wholly owned subsidiary. All material intercompany accounts and transactions have been eliminated in consolidation.

Estimates and Assumptions
The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

Revenue Recognition
Most revenues are recognized when earned regardless of when cash is received. Uncollectible trade receivables are charged off when numerous collection attempts have failed.

Securities Owned
Securities owned are valued at their quoted market values in an active market. The resulting differences between cost and market value are included in income under the description Net gains (losses) on firm securities trading accounts.

Property and Equipment
Purchases of property and equipment are recorded at their cost. Depreciation of $21,272 and $18,966 for the years ended December 31, 2013 and 2012, respectively, has been computed using straight line and accelerated rates of depreciation.

Consolidated Statements of Cash Flows
Cash equivalents include demand deposits and money market accounts. Cash segregated under federal securities regulation for the benefit of customers is not included as a cash equivalent item.

The Company did not pay any income taxes in 2013 or 2012. The Company paid $704 and $609 in interest costs in 2013 and 2012, respectively.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2013

Note 1- Significant Accounting Policies (Continued)

Income Taxes
The Company has elected under the Internal Revenue Code, to be taxed as a subchapter S Corporation. The shareholders, rather than the Company, will be taxed on corporate income. Therefore, no provision or liability for income taxes has been included in these financial statements. All tax years prior to 2010 are no longer subject to tax examination.

Note 2 - Cash Segregated Under Federal Regulations

Cash of $1,041 and $1,041 in 2013 and 2012, respectively, has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Note 3 - Receivable from Customers

Amounts receivable from customers were amounts due for advisory and consulting services. The Company does not require collateral on receivables from customers. Management considers accounts receivable to be fully collectable; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when the determination is made.

Note 4 - Securities Owned

Securities owned consist of trading securities at quoted market values, which consist of the following:

	December 31, 2013	December 31, 2012
Municipal bonds, maturing within five to ten years	$ 0	$ 21,919
Municipal bonds, maturing within one to five years	146,762	127,444
Mutual funds	262,720	218,038
Exchange traded funds	285,210	226,223
	$ 694,692	$ 593,624

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2013

Note 5 - Property and Equipment

The following is a summary of property and equipment (at cost) less accumulated depreciation:

	December 31, 2013	December 31, 2012
Copier/Fax equipment	$ 22,952	$ 22,952
Office furniture	289,794	292,789
Computer equipment	59,791	64,319
Computer software	21,583	7,914
Leasehold improvements	114,444	114,444
Telephone equipment	26,987	24,422
	535,551	526,840
Less: Accumulated depreciation	466,903	463,708
Total	$ 68,647	$ 63,132

Note 6 - Shareholders' Equity

Authorized shares of common stock for Class A Voting and for Class B Nonvoting are 5,000,000 shares of each. A summary of common shares issued and outstanding follows:

	Class A	Class B
Balance at December 31, 2011	459,074	207,236
Exercise of stock options	-	22,174
Balance at December 31, 2012	459,074	229,410
Exercise of stock options		22,581
Balance at December 31, 2013	**459,074**	**251,991**

The Company and several of its employees have signed non-qualified stock option agreements. The Company may grant options for up to 252,000 shares of non-voting common stock. Options were granted at a price equal to the market price of the stock on the date of grant. Options granted vest over a five-year period. These options may be exercised within three years from the date they become vested. As of December 31, 2013 and 2012, 38,455 and 53,015 options were exercisable and 26,660 and 42,507 were non-vested. Options are exercisable only after vesting.

Note 6 - Shareholders' Equity (Continued)

The fair value of options granted is estimated on grant date using the Minimum Value Option-Pricing Model. There were zero options granted in 2013. The following assumptions were made for options granted during 2012:

Assumption	5/01/12 Option Grant	5/01/12 Option Grant	5/1/12 Option Grant
Dividend per share per year	$ 2.1814	$ 2.1814	$ 2.1814
Risk-free interest rate	0.44%	0.66%	0.89%
Expected life	3.0 years	4.0 years	5.0 years
Expected volatility	Excluded	Excluded	Excluded

Assumption	5/01/12 Option Grant	5/01/12 Option Grant
Dividend per share per year	$ 2.1814	$ 2.1814
Risk-free interest rate	1.13%	1.37%
Expected life	6.0 years	7.0 years
Expected volatility	Excluded	Excluded

The Minimum Value Option-Pricing Model assigned no value to the option grants and, therefore, the granting of the options had no effect on net income.

Following is a summary of the status of the option plan:

	Number of Shares	Weighted Average Exercise Price	Total Value
Outstanding on December 31, 2011	101,098	12.36	1,249,234
Exercised	(22,174)	13.00	(288,390)
Expired/Forfeited	(13,402)	12.08	(161,918)
Granted	30,000	15.06	451,800
Outstanding on December 31, 2012	95,522	13.09	1,250,726
Exercised	(22,581)	12.94	(292,276)
Expired/Forfeited	(7,826)	12.30	(96,255)
Granted	0		
Outstanding on December 31, 2013	65,115	13.24	862,195

Note 6 - Shareholders' Equity (Continued)

Following is a summary of the status of fixed options outstanding at December 31, 2013:

Exercise Price Range	Number	Average Remaining Contractual Life
$11.79	5,987	0.4 years
$11.79	5,987	1.4 years
$11.79	600	1.0 years
$11.79	600	2.0 years
$12.74	5,987	0.3 years
$12.74	5,987	1.3 years
$12.74	5,987	2.3 years
$10.99	600	0.3 years
$10.99	1,460	1.3 years
$10.99	1,460	2.3 years
$10.99	1,460	3.3 years
$13.84	1,400	1.3 years
$13.84	2,400	2.3 years
$13.84	2,400	3.3 years
$13.84	2,400	4.3 years
$13.84	2,400	5.3 years
$15.06	6,000	3.3 years
$15.06	6,000	4.3 years
$15.06	6,000	5.3 years

Note 7 - Pension Plans

The Company sponsors a simplified employee pension plan that includes a voluntary salary reduction feature (SARSEP). All employees over age 21 receiving compensation of $400 or more are eligible to participate in the plan. The Company can contribute up to 15% of participants' eligible wages into the plan. Pension expenses for this SARSEP plan for the years ended December 31, 2013 and 2012 were $149,396 and $129,748 respectively.

Note 7 - Pension Plans (Continued)

The Company also sponsors an employee stock ownership plan (ESOP). Employees over age 20 and ½, completing six months of service or one thousand hours of service, are eligible to participate in the plan. The Company is not required to contribute, but it has the option of contributing up to 25% of eligible wages. Plan compensation is defined as amounts paid for services rendered that are required to be reported on IRS Form W-2 excluding certain items such as bonuses. The Company makes contributions to the plan that are used to buy as many shares of Company stock as possible. The total compensation cost for this ESOP plan for the years ended December 31, 2013 and 2012was $100,651 and $83,851 respectively. The ESOP purchased 3,050 shares of Company stock in 2013 and as of December 31, 2013 holds 52,868 shares. All distributions on Company stock held by the ESOP are recorded as a reduction of retained earnings. The Company is required to repurchase shares held by the ESOP if cash is needed for benefit payments.

Note 8 - Commitments and Contingencies

The Company is committed under operating leases for the rental of office space. Annual payments under these agreements are shown below:

For The Years Ended December	
2014	$173,490
2015	$301,753
2016	$306,369
2017	$310,986
2018	$315,602
2019 and thereafter	$1,790,132

Rental expenses for 2013 and 2012 were $275,944 and $272,305, respectively.

Note 9 - Concentrations of Credit Risk

The Company maintains cash balances at banks. As of January 1, 2013 accounts are only FDIC insured up to $250,000 per institution. As of December 31, 2013, the Company had $887,120 in excess of that amount. The Company also maintains cash balances with its clearing firm that are not insured against loss. Those deposits total $198,567 as of December 31, 2013.

Goelzer Investment Management, Inc.

Notes To Financial Statements
December 31, 2013

Note 10 – Net Capital Requirements

The Company is required to maintain a minimum net capital by SEC Rule 15c3-1. Net capital required under the rule is the greater of $250,000 or 6-2/3% of the aggregate indebtedness of the Company. On December 31, 2013, the Company had net capital of $1,533,215, which was $1,283,215 in excess of its required net capital of $250,000. The percentage of aggregate indebtedness to net capital was 50.0%.

Note 11 - Control Requirements

There are no amounts, as of December 31, 2013, to be reported pursuant to the possession or control requirements under Rule 15c3-3. The Company is in compliance with the exemptive provisions of Rule 15c3-3 under paragraph (k)(2)(ii) and thus is exempt from the provisions of Rule 15c3-3.

Note 12 – Reconciliation Pursuant to Rule 17a-5(d)(4)

Computation of Net Capital Under Rule 15c3-1

There were a few differences between the December 31, 2013 unaudited Focus report and this report. The net of these differences was an decrease to net capital of $407.

Net Capital per Focus report as filed $1,533,622.
Decrease due to change in haircuts $407.
Net Capital per audited report $1,533,215.

Note 13 - Subsidiary Financial Statements

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Financial Condition

Assets	**December 31, 2013**	**December 31, 2012**
Cash and cash equivalents	$ 47,476	$ 59,150
Accounts receivable	-	22,460
Total Assets	$ 47,476	$ 81,610

Liabilities and Shareholder's Equity (Deficit)		
Accounts payable - parent	$ -	$ 9,000
Deposit	-	25,000
Total liabilities	-	34,000
Shareholder's Equity (Deficit)		
Common stock, no par value	625	625
Retained earnings	46,851	46,985
Total shareholder's equity (deficit)	47,476	47,610
Total Liabilities and Shareholder's Equity (Deficit)	$ 47,476	$ 81,610

Note 13 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Income and Retained Earnings (Deficit)

	For the Years Ended December 31, 2013	For the Years Ended December 31, 2012
Operating revenues	$ -	$ 66,094
Operating expenses	134	144
Net income	(134)	65,950
Retained earnings, beginning of period	46,985	(18,965)
Retained earnings, end of period	$ 46,851	$ 46,985

Note 13 - Subsidiary Financial Statements (Continued)

Condensed financial reports for Goelzer Investment Management, Inc.'s wholly owned subsidiary, Goelzer & Co., Inc., are as follows:

Goelzer & Co., Inc.

Statements of Cash Flows

	For The Years Ended December 31, 2013	For The Years Ended December 31, 2012
Operating Activities		
Net income	$ (134)	$ 65,950
Adjustments to reconcile net income to net cash provided by operating activities:		
Gain on sale of assets	-	(66,090)
Changes in operating assets and liabilities:		
Accounts receivable	22,460	(5,320)
Accounts payable	(34,000)	(28,893)
Net Cash Used in Operating Activities	(11,674)	(34,353)
Investing Activities		
Proceeds on sale of assets		66,090
Net Cash Provided by Investing Activities	-	66,090
Increase (Decrease) in Cash and Cash Equivalents	(11,674)	31,737
Cash and Cash Equivalents at Beginning of Year	59,150	27,413
Cash and Cash Equivalents at End of Year	$ 47,476	$ 59,150

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2013

Net Capital

Shareholders' equity		1,812,868
Deduct ownership equity not allowable for Net Capital		-
Total capital and allowable subordinated liabilities		1,812,868
Less nonallowable assets:		
Furniture, equipment and leasehold improvements	68,647	
Accounts receivable	16,374	
Prepaid expenses	55,962	
Other	47,476	188,459
Net capital before haircuts on security positions		1,624,409
Haircuts on securities:		
State and Municipal Government Obligations	4,791	
Stocks and Warrants	42,781	
Other	42,646	
Undue concentrations	976	91,194
Net capital		$ 1,533,215

Goelzer Investment Management, Inc.

Computation of Net Capital, Pursuant to Rule 15c3-1(f)
December 31, 2013

Aggregate Indebtedness		
General accounts payable	$	13,454
Accrued expenses and other liabilities		752,869
Total Aggregate Indebtedness	$	766,323
Computation of Basic Net Capital Requirement		
Minimum net capital required (based on aggregate indebtedness)		51,088
Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		250,000
Net capital requirement (greater of above two amounts)		250,000
Excess Net Capital	$	1,283,215
Net Capital Less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Dollar Net Capital Requirement	$	1,233,215
Percentage of Aggregate Indebtedness to Net Capital		50.0%

Goelzer Investment Management, Inc.

A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation
December 31, 2013

The Company did not report consolidated amounts for the year end statement of financial condition. The net worth of the subsidiary is not included in net capital in the audited and unaudited calculations of net capital.

Kehlenbrink Lawrence Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

Board of Directors
Goelzer Investment Management, Inc.

In planning and performing our audit of the consolidated financial statements of Goelzer Investment Management, Inc. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities and including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17(a)-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c-3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors
Goelzer Investment Management, Inc.
Page Two

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

A significant deficiency is a deficiency, or combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. We did identify a significant deficiency related to the control over the selection and application of accounting principles in conformity with GAAP. This weakness could result in significantly misstated financial statements but it does not affect our report on these financial statements nor the internal control or control activities for safeguarding securities.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
Indianapolis, IN
February 20, 2014

Kehlenbrink
Lawrence
Pauckner
Certified Public Accountants

317-257-1540
FAX: 317-257-1544
www.klpcpa.com
6296 Rucker Road, Suite G
Indianapolis, IN 46220

To the Board of Directors
Goelzer Investment Management, Inc.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from January 1, 2013 to December 31, 2013, which were agreed to by Goelzer Investment Management, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Goelzer Investment Management, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Goelzer Investment Management, Inc.'s management is responsible for the Goelzer Investment Management, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries:

Balance of Prior Year SIPC-7 - Check #12465 for $7,713.64 written on 2-6-2013
Amount Paid with SIPC-6 – Check #12870 for $8,304.40 written on 7-23-2013

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers, transactions identified in specific general ledger accounts and entries on FOCUS reports filed for the quarters ended in 2013, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, transactions identified in specific general ledger accounts and entries on Form X-17A-5 reports filed for the quarters ended in 2013, supporting the adjustments noting no differences; and

5. Since there was no overpayment carried forward to 2013, we did not compare the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kehlenbrink, Lawrence & Pauckner

Kehlenbrink, Lawrence & Pauckner
February 21, 2014

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

050682 FINRA DEC
GOELZER INVESTMENT MANAGEMENT INC 15*15
D/B/A GOELZER INVESTMENT MANAGEMENT
111 MONUMENT CIR STE 500
INDIANAPOLIS IN 46204-5171

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 16,786.11

B. Less payment made with SIPC-6 filed (**exclude interest**) (8,304.40)
7/23/2013
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 8,481.71

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 8,481.71

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 8,481.71

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Goelzer Investment Management, Inc
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 30 day of January, 20 14.

CEO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.		Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 7,284,179
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		91,851
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		340,221
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		103,170
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		33,789
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 704	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		704
Total deductions		569,735
2d. SIPC Net Operating Revenues		$ 6,714,444
2e. General Assessment @ .0025		$ 16,786.11

(to page 1, line 2.A.)